EXHIBIT 99

                   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2001 gives effect to the Company's March 1, 2001 acquisition (the "Acquisition") of Avis Group Holdings, Inc. ("Avis"), which has been accounted for under the purchase method of accounting.

The Unaudited Pro Forma Condensed Combined Statement of Operations assumes the Acquisition occurred on January 1, 2001. The unaudited pro forma financial information is based on the historical consolidated financial statements of the Company and Avis under the assumptions and adjustments set forth in the accompanying explanatory notes.

Since Avis was consolidated with the Company as of March 1, 2001, Avis' results of operations between January 1, 2001 and February 28, 2001 were combined with the Company's results of operations for the full nine months, subject to certain pro forma adjustments, to provide the combined pro forma results of operations. All intercompany transactions were eliminated on a pro forma basis.

In connection with the Acquisition, the Company retained ownership of Avis' Vehicle Management and Leasing business and its Wright Express business. The Company's parent, Cendant Corporation ("Cendant") retained ownership in Avis' other business, Avis Rent A Car ("ARAC"), through a dividend of this business from the Company to Cendant.

As a result of the Acquisition, the Company and Cendant made payments totaling approximately $994 million, including payments of $937 million to Avis stockholders, direct expenses of $40 million related to the transaction and the net cash obligation of $17 million related to Avis stock options settled prior to consummation. The purchase price also included the fair value of CD common stock options exchanged with certain fully-vested Avis stock options. The Unaudited Pro Forma Condensed Combined Statement of Operations reflects interest expense on $600 million of the purchase price financed through loans from Cendant. The remaining amount was financed from existing cash and other intercompany loans, which were repaid as of March 31, 2001.

The Company continues to review acquired operations, which may result in a plan to realign or reorganize certain of those operations. The costs of implementing such a plan, if it were to occur, have not been reflected in the accompanying pro forma financial information. The impact of a potential realignment or reorganization could increase or decrease the amount of goodwill and intangible assets and any related amortization in the accompanying pro forma financial information. Additionally, the Unaudited Pro Forma Condensed Combined Statement of Operations excludes any benefits that might result from the acquisitions due to synergies that may be derived or from the elimination of duplicate efforts.

The Company's management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial information. The Company has completed other acquisitions which are not significant and, accordingly, have not been included in the accompanying unaudited pro forma financial information. The unaudited pro forma financial information may not be indicative of the results of operations that would have occurred if the Acquisition had been in effect on the date indicated or which might be obtained in the future.

The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto for the Company, Cendant and Avis.


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

                        PHH CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                                                PRO FORMA ADJUSTMENTS
                                                                    HISTORICAL      -------------------------------------------
                                                    HISTORICAL         AVIS          DIVIDEND                         COMBINED
                                                       PHH      JAN - FEB 28, 2001  OF ARAC (a)   ACQUISITIONS        PRO FORMA
                                                    ----------  ------------------  ------------  ------------        ---------
REVENUES
   Service fees, net                                  $  846          $  27           $  --           $--              $  873
   Vehicle rental                                         --            366            (366)           --                  --
   Fleet leasing                                         898            228              --            --               1,126
   Other                                                  87             20             (20)           (3)(b)              84
                                                      ------          -----           -----           ---              ------
Net Revenues                                           1,831            641            (386)           (3)              2,083

EXPENSES
   Operating                                             546            174            (174)           --                 546
   Vehicle depreciation, lease charges and
     interest, net                                       729            350            (152)           --                 927
   Selling, general and administrative                   117            115             (83)            6 (c)             155
   Non-vehicle depreciation and amortization              55             23              (8)           (1)(d)              69
   Other charges                                           8             12             (11)           --                   9
                                                      ------          -----           -----           ---              ------
Total expenses                                         1,455            674            (428)            5               1,706

INCOME (LOSS) BEFORE INCOME TAXES                        376            (33)             42            (8)                377
Provision (benefit) for income taxes                     151            (10)             16            (3)(e)             154
Minority interest, net of tax                              1             --              --            --                   1
                                                      ------          -----           -----           ---              ------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                                  $  224          $ (23)          $  26           $(5)             $  222
                                                      ======          =====           =====           ===              ======

            SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED STATEMENT OF OPERATIONS.


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

                        PHH CORPORATION AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
                   CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                              (DOLLARS IN MILLIONS)

    (a) The dividend of ARAC to Cendant was assumed to occur on January 1, 2001 for purposes of preparing the Unaudited Pro Forma Condensed Combined Statement of Operations. As such, ARAC's results of operations have been excluded from this pro forma financial information.

    (b) Represents the elimination of the Company's earnings attributable to its investment in Avis.

    (c) Represents interest expense on debt issued by Cendant to finance the acquisition of Avis ($7), net of the reversal of Avis' amortization of debt-related costs ($1).

    (d) Represents amortization of goodwill generated on the excess of fair value over the net assets acquired on a straight-line basis over 40 years, net of the reversal of Avis' amortization of pre-acquisition goodwill and other identifiable intangibles resulting from the allocation of purchase price on a straight-line basis over 20 years.

    (e) Represents the income tax effect of the purchase adjustments and other pro forma adjustments at an estimated statutory rate of 37.5% (not including adjustments for non-deductible goodwill).

                                     *******


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